June 2012 Pricing Sheet dated June 20, 2012 relating to Preliminary Terms No. 227 dated June 12, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Dual Directional Trigger PLUS Based on the Price of Gold due June 25, 2014
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JUNE 20, 2012
Issuer:	Morgan Stanley
Aggregate principal amount:	$7,001,000
Stated principal amount:	$1,000 per Trigger PLUS
Issue price:	$1,000 per Trigger PLUS
Pricing date:	June 20, 2012
Original issue date:	June 25, 2012 (3 business days after the pricing date)
Maturity date:	June 25, 2014
Underlying commodity:	Gold
Payment at maturity:
If the final commodity price is greater than the initial commodity price:
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the stated principal amount plus the maximum leveraged upside payment.
If the final commodity price is less than or equal to the initial commodity price but is greater than or equal to the trigger level:
$1,000 + ($1,000 x absolute commodity return)
In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the underlying commodity.  In no event will this amount exceed the stated principal amount plus $250.
If the final commodity price is less than the trigger level:
$1,000 x commodity performance factor
This amount will be less than the stated principal amount of $1,000, and will represent a loss of at least 25%, and possibly all, of your investment

Leveraged upside payment:	$1,000 x commodity percent change x leverage factor
Leverage factor:	150%
Commodity percent change:	(final commodity price – initial commodity price) / initial commodity price
Absolute commodity return:	The absolute value of the commodity percent change. For example, a –5% commodity percent change will result in a +5% absolute commodity return.
Commodity performance factor:	final commodity price / initial commodity price
Maximum leveraged upside payment:	$230 per Trigger PLUS (23% of the stated principal amount)
Trigger level:	$1,200.75, which is 75% of the initial commodity price
Initial commodity price:	$1,601.00, which is the commodity price on the pricing date
Final commodity price:	The commodity price on the valuation date, subject to adjustment for non-trading days and certain market disruption events.
Valuation date:	June 20, 2014, subject to postponement for non-trading days and certain market disruption events
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commodity price:
For any trading day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such day.
Reuters and various other third party sources may report the price of the underlying commodity.  If any such reported price differs from that as calculated by the London Gold Market and published by the LBMA or its successor, the price published by LBMA or its successor will prevail.

CUSIP / ISIN:	617482N67 / US617482N674
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per Trigger PLUS	$1,000	$22.50	$977.50
Total	$7,001,000	$157,522.50	$6,843,477.50
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of 22.50 for each Trigger PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” on page 14 of the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 227 dated June 12, 2012
Prospectus Supplement for PLUS dated November 21, 2011                                   Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.